Exhibit 107.1

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Ambac Financial Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee

Fees to be Paid	$420,000,000(1)	0.00014760	$61,992(2)

Fees Previously Paid	$ —		$—

Total Transaction Valuation	$420,000,000

Total Fees Due for Filing			$61,992

Total Fees Previously Paid			$—

Total Fee Offsets			$—

Net Fee Due			$61,992

(1)	In accordance with Exchange Act Rule 0-11, the cash consideration to be received by Ambac Financial Group, Inc. (“Ambac”) in connection with the transaction is $420.0 million.
(2)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of the aggregate value of the transaction as calculated in note (1) above and 0.00014760.